Exhibit 99.1

Check-Cap Reports Fourth Quarter and Full Year 2022 Financial Results

ISFIYA, Israel, March 31, 2023 -- Check-Cap Ltd. (the "Company" or "Check-Cap") (NASDAQ: CHEK), (NASDAQ: CHEKZ), a clinical stage medical diagnostics company advancing the development of C-Scan®, the first and only patient-friendly, preparation-free screening test to detect polyps before they may transform into colorectal cancer (CRC), today announced financial results for the fourth quarter and full year ended December 31, 2022.

2022 and Recent Highlights:

•
In March 2023, the Company announced that following the Company’s internal assessment of the clinical data collected to date from its calibration studies, the Company has determined that the current efficacy results do not meet its goal to proceed to the powered portion of the U.S. pivotal study. As a result, the Company has adopted a plan of actions that includes conducting additional clinical data analysis and approaching the U.S. Food and Drug Administration (“FDA”) to make amendments to the U.S. pivotal study protocol that are expected to be part of an IDE supplement submission to the FDA, and which are subject to FDA approval. In addition, the Company plans to continue conducting its calibration studies, albeit at a slower pace, to collect additional clinical data and the Company is also implementing a cost reduction plan in order to extend its cash runway for a longer period than initially planned. The initiation of the powered portion of the U.S. pivotal study that was expected in mid-2023 is therefore temporarily postponed.

•
In March 2022, the Company consummated a $10 million registered direct offering. Based on the abovementioned plan, the Company believes that current cash on hand will be sufficient to fund its ongoing operations and plans into the fourth quarter of 2024.

•	Intellectual Property: During the year 2022, the Company was granted two new patents:

o
"Position Estimation of Imaging Capsule in Gastrointestinal Tract" granted in Israel, covering C-Scan's proprietary tracking technology, which enables real time tracking of the capsule and its activation when it moves throughout the colon. This functionality allows for optimal scanning along the gastrointestinal (GI) tract while maintaining low energy consumption during the procedure. The patent also covers the capsule positioning data recording utilized by the C-Scan analysis suite, which enables gastroenterologists to make a clinical decision and generate a report with their diagnosis and recommendations. Corresponding patents were granted in Japan, China, Europe and the United States.

o
"System and method for polyp detection through capsule dynamics" granted in Japan. This patent was submitted following analysis of hundreds of patients that showed that certain capsule dynamic properties correlate with increased likelihood for the presence of polyps. Corresponding patents were filed in Europe and the United States.

“Our current primary focus is to continue collecting additional clinical data, while analyzing the data collected thus far. In parallel, we intend to leverage our Breakthrough Designation and engage with the FDA with the aim to obtain feedback and determine next steps with respect to the powered portion of the U.S. pivotal trial,” said Alex Ovadia, chief executive officer of Check-Cap.

Financial Results for the Fourth Quarter Ended December 31, 2022

Research and development expenses, net, were $3.0 million for the three months ended December 31, 2022 compared to $4.1 million for the same period in 2021.  The decrease is primarily due to (i) a $0.6 million reduction in salary and related expenses, mainly as a result of a reduction in bonuses expense in 2022 and currency exchange rate fluctuation, and (ii) a decrease of approximately $0.6 million in material expenses.

General and administrative expenses were $1.3 million for the three months ended December 31, 2022, compared to $1.5 million for the same period in 2021. The decrease is primarily due to a $0.3 million decrease in salary and related expenses, mainly as a result of a reduction in bonuses expense in 2022, offset in part by an increase of $0.1 million in other general and administrative expenses.

Operating loss was $4.2 million for the three months ended December 31, 2022, compared to an operating loss of $5.6 million for the same period in 2021.

Finance income, net, was approximately $502,000 for the three months ended December 31, 2022, compared to $101,000 for the same period in 2021. The change in finance income, net is primarily due to an increase of $470,000 of interest income on short-term deposits recorded for the three months ended December 31, 2022.

Net loss was $3.7 million for the three months ended December 31, 2022, compared to $5.5 million for the same period in 2021.

Cash and cash equivalents, restricted cash and short-term bank deposits as of December 31, 2022 were $42.1 million as compared to $51.9 million as of December 31, 2021. On March 3, 2022, the Company consummated a registered direct offering for the sale of 1,000,000 of the Company's ordinary shares and accompanying warrants to purchase up to an aggregate of 750,000 of the Company's ordinary shares. The registered direct offering resulted in gross proceeds to the Company of $10.0 million or approximately $8.9 million net of offering expenses.

The number of outstanding ordinary shares as of December 31, 2022 was 5,844,463.

Financial Results for the Twelve Months Ended December 31, 2022

Research and development expenses, net, were approximately $14.3 million for the twelve months ended December 31, 2022, compared to $12.3 million for the same period in 2021. The increase in research and development expenses, net between 2022 and 2021 was primarily due to (i) an increase of approximately $0.8 million in salary and related expense, mainly as a result of an expansion in head count that was offset in part by a reduction in bonuses expense in 2022 and by exchange rate fluctuations, (ii) an increase of approximately $0.6 million in subcontractors and consultants, including regulatory consultants, (iii) an increase of approximately $0.2 million in share-based compensation, (iv) an increase of approximately $0.8 million in other research and development expenses, including clinical study expenses, and (iv) a $0.2 million decrease in the participation of the Israel Innovation Authority in research and development expenses. The increase in research and development expenses, net between 2022 and 2021, was offset in part by a $0.8 million decrease in material expenses.

General and administrative expenses were approximately $5.8 million for the twelve months ended December 31, 2022, compared to approximately $5.0 million for the same period in 2021. The increase in general and administrative expenses is primarily due to (i) a $0.4 million increase in professional services expenses, (ii) a $0.2 million increase in share-based compensation expenses, and (iii) a $0.4 million increase in other general expenses, mainly associated with directors’ and officers’ liability insurance, offset in part by a $0.3 million decrease in salaries and related expenses, mainly due to a reduction in bonuses expense in 2022.

Operating loss was $20.0 million for the twelve months ended December 31, 2022, compared to $17.3 million for the same period in 2021.

Finance income, net, was approximately $926,000 for the twelve months ended December 31, 2021, compared to approximately $119,000 for the same period in 2021. The change in our finance income, net is primarily due to an increase of $946,000 of interest income on short-term deposits recorded for the year ended December 31, 2022, as compared to the year ended December 31, 2021, offset in part by a $173,000 decrease in fair value of derivatives recorded for the year ended December 31, 2022, as compared to the year ended December 31, 2021.

Net loss was approximately $19.1 million for the twelve months ended December 31, 2022, compared to approximately $17.2 million for the same period in 2021.

Net cash used in operating activities was $18.7 million for the twelve months ended December 31, 2022, compared to $16.3 million for the same period in 2021.

A copy of the Company’s annual report on Form 20-F for the year ended December 31, 2022 has been filed with the U.S. Securities and Exchange Commission at www.sec.gov and posted on the Company’s investor relations website at http://ir.check-cap.com/home. The Company will deliver a hard copy of its annual report, including its complete audited consolidated financial statements, free of charge, to its shareholders upon request to Mira Rosenzweig, chief financial officer, at mira.rosenzweig@check-cap.com.

About Check-Cap

Check-Cap is a clinical stage medical diagnostics company aiming to redefine colorectal cancer (CRC) screening through the introduction of C-Scan®, the first and only patient-friendly preparation-free screening test to detect polyps before they may transform into colorectal cancer and enable early intervention and cancer prevention. The Company’s disruptive capsule-based screening technology aims to help millions of people to stay healthy through preventive CRC screening. C-Scan uses an ultra-low dose X-ray capsule, an integrated positioning, control and recording system, as well as proprietary software to generate a 3D map of the inner lining of the colon as it travels naturally along the gastrointestinal tract. C-Scan is non-invasive and requires no sedation. It requires no bowel preparation, allowing the patients to continue their daily routine with no interruption. C-Scan is not intended to replace colonoscopy. A positive C-Scan result should be followed by colonoscopy. C-Scan is an investigational device and is not available for sale in the United States.

Legal Notice Regarding Forward-Looking Statements

This press release contains "forward-looking statements" about the Company’s expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the "Forward-looking Statements" and "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2022 and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Investor Contacts
Irina Koffler
LifeSci Advisors, LLC
646.970.4681
ikoffler@lifesciadvisors.com

Meirav Gomeh-Bauer
LifeSci Advisors, LLC
+972(0)-54-476-4979
Meirav@lifesciadvisors.com

Media Contact
Mónica Rouco Molina
Associate Director - Europe
LifeSci Communications
mroucomolina@lifescicomms.com

CHECK CAP LTD.
CONSOLIDATED BALANCE SHEETS
 (U.S. dollars in thousands except share data)

	December 31,
	2 0 2 2	2 0 2 1
Assets
Current assets
Cash and cash equivalents	$4,090	$$26,457
Restricted cash	352	350
Short-term bank deposit	37,609	25,104
Prepaid expenses and other current assets	579	839
Total current assets	42,630	52,750

Non-current assets
Property and equipment, net	1,751	1,793
Operating leases	1,060	1,116
Total non-current assets	2,811	2,909
Total assets	$45,441	$55,659

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accruals
Trade	$952	$$1,050
Other	802	680
Employees and payroll accruals	1,261	1,961
Operating lease liabilities	337	350
Other current liabilities	56	-
Total current liabilities	3,408	4,041

Non-current liabilities
Royalties provision	94	132
Operating lease liabilities	627	795
Total non-current liabilities	721	927

Shareholders' equity
Share capital, Ordinary shares 48 NIS par value (18,000,000 authorized shares as of December 31, 2022 and 2021; 5,844,463 and 4,840,089 shares issued and outstanding as of December 31, 2022 and 2021, respectively) (1)	83,664	68,787
Additional paid-in capital	84,941	90,089
Accumulated deficit	(127,293)	(108,185)
Total shareholders' equity	41,312	50,691

Total liabilities and shareholders' equity	$45,441	$55,659

(1) All share amounts have been retroactively adjusted to reflect a 1-for-20 share reverse split, see Note 1(A)(6) to the Company’s financial statements.

CHECK CAP LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data)

	Twelve months ended December 31,		Three months ended December 31,
	2022	2021	2022	2021
Research and development expenses, net	$14,271	$12,349	$2,956	$4,126
General and administrative expenses	5,763	4,972	1,259	1,452
Operating loss	20,034	17,321	4,215	5,578
Finance Income, net	926	119	502	101
Net loss for the period	$19,108	$17,202	$3,713	$5,477
Loss per share:
Net loss per ordinary share basic and diluted	3.37	4.15	0.635	1.13

Weighted average number of ordinary shares outstanding - basic and diluted	5,671,786	4,159,870	5,844,163	4,839,930

CHECK-CAP LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
  (U.S. dollars in thousands)

	Year ended		Three months ended
	December 31,		December 31,
	2022	2021	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(19,108)	$(17,202)	$(3,713)	$(5,477)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	404	205	150	66
Share-based compensation	879	491	100	223
Financial expense (income), net	(624)	-	(329)	47
Changes in assets and liabilities items:
Decrease (increase) in prepaid and other current assets and non-current assets	273	(549)	25	270
Increase (decrease) in trade accounts payable, accruals and other current liabilities	207	362	201	119
Increase (decrease) in employees and payroll accruals	(700)	451	(573)	414
Decrease in royalties provision	(38)	(22)	(8)	(46)
Net cash used in operating activities	$(18,707)	$(16,264)	$(4,147)	$(4,384)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(486)	(1,006)	(91)	(263)
Investment in short-term bank and other deposits	(12,022)	(15,000)	(1,022)	(8,300)
Net cash used in investing activities	$(12,508)	$(16,006)	$(1,113)	$(8,563)

CASH FLOWS FROM FINANCING ACTIVITIES
Exercise of warrants into ordinary shares, net of issuance expenses	-	19,219	-	-
Issuance of ordinary shares in the registered direct offerings, net of issuance expenses	8,850	31,801	-	(207)
Options exercise	-	4	-	4
Net cash provided by financing activities	$8,850	$51,024	$-	$(203)
Net increase (decrease) in cash, cash equivalents and restricted cash	(22,365)	18,754	(5,260)	(13,150)
Cash, cash equivalents and restricted cash at the beginning of the period	26,807	8,053	9,702	39,957
Cash, cash equivalents and restricted cash at the end of the period	$4,442	$26,807	$4,442	$26,807